Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

RECEIVED
2006 OCT 24 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MACQUARIE BANK

10 October 2006

Company Announcements Office
Australian Stock Exchange Limited [redacted]
20 Bridge Street
Sydney NSW 2000

06017883

Dear Sir/Madam

<u>Macquarie Bank Limited - Issued Ordinary Capital and Options Update</u>

Since the last notification to the ASX of the position at 31 August 2006, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 30 September 2006 the number of issued fully paid ordinary $1.00 shares was 249,683,249.

During the period 1 September 2006 to 30 September 2006 (inclusive), the following new options have been issued:

- 15,095 options exercisable at $61.79 each and expiring on 8 September 2011 (MBL0344);
- 205,000 options exercisable at $64.43 each and expiring on 8 September 2011 (MBL0345);
- 4,495 options exercisable at $61.79 each and expiring on 22 September 2011 (MBL0346); and
- 54,000 options exercisable at $65.96 each and expiring on 22 September 2011 (MBL0347).

Also, in the notification to ASX on 11 September 2006 of the positions as at 31 August 2006 it was stated that the following options were issued:

- 92,000 options exercisable at $61.03 each and expiring on 22 August 2011 (MBL0343).

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

In fact, the following options were issued:

- 96,000 options exercisable at $61.03 each and expiring on 22 August 2011 (MBL0343).

dlw 10/31

During the period 1 September 2006 to 30 September 2006 (inclusive), the following options have lapsed unexercised:

- 11,401 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 3,334 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);
- 6,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 11,801 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 5,667 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 3,334 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 3,174 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 3,334 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 5,000 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0290);
- 37,810 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324); and
- 23,920 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

The number of options on issue at 30 September 2006 was 36,809,375 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0070	29,614	$37.58	22/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	1,668	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	10,834	$33.54	04/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	1,926,013	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	239,411	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	71,410	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	6,668	$26.45	15/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	159,821	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	1,668	$20.50	13/02/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	7,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0174	4,168	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	13,017	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0193	4,166	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	401	$24.42	19/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,783,277	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	447,643	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	20,947	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	22,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	8,334	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	35,866	$36.71	08/04/2009

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0261	25,834	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	49,168	$33.00	24/05/2009
MBL0264	12,500	$33.84	08/06/2009
MBL0265	25,834	$34.27	22/06/2009
MBL0266	37,502	$33.58	08/07/2009
MBL0267	1,298,640	$33.11	22/07/2009
MBL0268	2,585,203	$32.75	09/08/2009
MBL0269	2,018,532	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	632,796	$34.60	08/09/2009
MBL0272	177,236	$35.28	22/09/2009
MBL0273	183,487	$36.99	08/10/2009
MBL0274	87,128	$39.64	22/10/2009
MBL0275	68,668	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	47,984	$41.72	22/11/2009
MBL0279	115,302	$32.75	22/11/2009
MBL0280	61,067	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	24,166	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	8,334	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	32,500	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,825,268	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	69,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	61,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	3,334	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	95,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,246,567	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	20,480	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011

Listing of Macquarie Bank Limited Options

As at 30 September 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0344	15,095	$61.79	08/09/2011
MBL0345	205,000	$64.43	08/09/2011
MBL0346	4,495	$61.79	22/09/2011
MBL0347	54,000	$65.96	22/09/2011
	36,809,375		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	26 July 2006 but 30 September 2001 re: Macquarie Office Trust ("MOF") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Karii Pty Limited is a company in which David Clarke has a relevant interest; and • Leatrice Pty Limited, a company in which David Clarke has a relevant interest, as trustee for the Bulkara Road Trust.
Date of change	10 October 2006
No. of securities held prior to change	• 1,320,792 MOF units held by Karii Pty Limited; and • 679,208 MOF units held by Leatrice Pty Limited, as trustee for the Bulkara Road Trust.
Class	MOF Units
Number acquired	NIL
Number disposed	• 1,315,792 MOF units held by Karii Pty Limited; and • 679,208 MOF units held by Leatrice Pty Limited, as trustee for the Bulkara Road Trust.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.5156 average per unit sold by Karii Pty Limited; and • $1.5164 average per unit sold by Leatrice Pty Limited, as trustee for the Bulkara Road Trust.

No. of securities held after change	• 5,000 MOF units held by Karii Pty Limited; and • Nil MOF units held by Leatrice Pty Limited, as trustee for the Bulkara Road Trust..
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 17 October 2006

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc17102006.doc

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

ASX Release

MACQUARIE LED CONSORTIUM TO ACQUIRE THAMES WATER

17 October 2006 – Macquarie Bank notes the attached release made in London overnight in relation to the conditional agreement for the acquisition of Thames Water by a Macquarie-led consortium.

Macquarie also notes that it intends to invest approximately £250 million in the Consortium for an 11 percent stake.

The investment is not expected to have a material impact on the Bank's Tier 1 capital position.

For further information, please contact:

Erica Sibree, Investor Relations	Tel: +61 2 8232 5008
Matthew Russell, Media Relations	Tel: +61 2 8232 4102

Macquarie Investment Management (UK) Limited
as manager of Macquarie European Infrastructure Fund II

Levels 29 & 30
Citypoint
1 Ropemaker Street
London EC2Y 9HD
United Kingdom

Telephone +44 207 065 2420
Facsimile +44 207 065 2041
Internet http://www.macquarie.com/eu

Media Release

MACQUARIE

MACQUARIE LED CONSORTIUM TO ACQUIRE THAMES WATER

London, 16 October 2006 – A Consortium led by Macquarie's European Infrastructure Funds ("Macquarie") has today signed a conditional agreement to acquire RWE Thames Water Holdings ("Thames Water") from RWE at an enterprise value of £8 billion.

Thames Water is the largest water and wastewater services company in the United Kingdom, providing drinking water to eight million people and sewage services to 13 million customers. The company's supply area covers 5,000 square miles across London and the Thames Valley, from Kent in the east to Gloucestershire in the west, and includes 20,000 miles of water mains and 40,000 miles of sewers.

The Consortium comprises Macquarie's European Infrastructure Funds, Macquarie Bank Limited, and other investors who are committed to long-term investment in Thames Water.

After adjusting for cash and non-regulated businesses, the acquisition implies a value for the regulated water business equal to 1.20 times the regulatory capital value, comparing favourably with recent transactions in the sector.

The transaction is conditional on the approval of the RWE Supervisory Board at a meeting scheduled for the weekend of 21 and 22 October. Following approval, Macquarie will provide further information relating to the transaction and its ambitions and plans for this important business.

For media enquiries, please call:

Karen Smith

Corporate Communication, Macquarie Group (London)

Tel: (44) (0)20 7065 2420

John Antcliffe, Tehsin Nayani

Smithfield

Tel: (44) (0)20 7360 4900

Notes to Editors

Thames Water

Thames Water is the UK's largest water and wastewater services company, with over 13 million customers across London and the South East of England. It includes both Thames Water Utilities Limited, the regulated entity, and a number of non-regulated businesses.

Regulated Utility:

- Water and wastewater treatment
- More than 13 million waste water and 8 million water customers
- 20,000 miles of water mains and 40,000 miles of sewers
- 100 water treatment works
- 351 sewage treatment works, including the UK's largest at Beckton, East London
- 2,800 mega litres treated and distributed each day
- Compliance with all UK and EU drinking water standards above 99.9%

Non-Regulated Businesses:

- Freehold commercial property
- Water utility outsourcing and industrial & commercial contracts
- Four-year contract to run customers services, billing and income services for Dwr Cymru (Welsh Water)
- Contract, as part of a joint venture company, to deliver the water-related capital programme for Scottish Water
- A 20% interest in Metronet (London Underground maintenance)

About Macquarie's European Infrastructure Funds

Macquarie European Infrastructure Fund is a diversified pan-European infrastructure fund, established in April 2004. At its final closing in June 2005, MEIF had commitments of €1.5 billion from leading institutional investors. Its mandate is to invest in a portfolio of infrastructure assets located in European OECD countries. To date, it has investments in a variety of infrastructure sectors including transport, ports, ferries and utilities.

Macquarie European Infrastructure Fund II is a follow-on fund to MEIF with similar commercial terms but with a broader geographic mandate across the expanding European Union. It aims to raise total commitments of €3 - 4 billion and to assemble a diversified portfolio of eight to 15 assets.

Both MEIF and MEIF II are managed by a member of the Macquarie Bank Group, a leading global investor and manager of infrastructure businesses. Members of the Macquarie Bank Group manage more than £14 billion in equity invested in infrastructure around the world through a range of listed and unlisted vehicles. Infrastructure investments managed by Macquarie include assets in the transportation, water, telecommunications and energy sectors in the UK, Germany, Portugal, Italy, France, Sweden, Denmark, the Netherlands, Belgium, Canada, US, Australia, Korea, Japan and South Africa. Macquarie aims to manage investments in infrastructure assets profitably and responsibly, and aims to responsibly develop public infrastructure assets.

About Macquarie Bank Limited

Macquarie Bank Limited is a diversified international provider of investment banking and financial services. It is listed on the Australian Stock Exchange and has a market capitalisation of approximately £7 billion.

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

17 October 2006

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Revised announcement

Please be advised that this replaces the announcement relating to Macquarie Income Securities released earlier this afternoon.

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.99% per annum in respect of the next distribution period, which commenced on Monday 16 October 2006 and ceases on Sunday 14 January 2007 (inclusive). The distribution payment date will be on Monday 15 January 2007 and the record date will be Thursday 28 December 2006.

Distribution rate for above securities	7.99% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 16 October 2006 to Sunday 14 January 2007 (inclusive)
Base Interest Rate*	6.29% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 15 January 2007
Record Date	Thursday 28 December 2006

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

9 October 2006

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 6th October 2006, was 0.21%.

Yours faithfully

Amelia Cho
Company Secretary